UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                                    PHH Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    693320202
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                                 (CUSIP Number)

                                  Alan Fournier
                       c/o Pennant Capital Management LLC
                            26 Main Street, Suite 203
                                Chatham, NJ 07928

 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 10, 2007
                               ------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                          (Continued on following pages)
                               (Page 1 of 6 Pages)

--------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  693320202            SCHEDULE 13D        Page 2 of 6 Pages
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------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Pennant Capital Management, LLC
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     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
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     3        SEC USE ONLY
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     4        SOURCE OF FUNDS

              AF
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     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
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     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  5,048,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   5,048,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,048,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.4%
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     14       TYPE OF REPORTING PERSON

              OO
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



----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 3 of 6 Pages
----------------------------                        ----------------------------

------------- -----------------------------------------------------------------
     1        NAME OF REPORTING PERSON

              Alan Fournier
              c/o Pennant Capital Management, LLC
------------- -----------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |_|  (b) |X|
------------- -----------------------------------------------------------------
     3        SEC USE ONLY
------------- -----------------------------------------------------------------
     4        SOURCE OF FUNDS

              AF
------------- -----------------------------------------------------------------
     5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)     |_|
------------- -----------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
------------- -----------------------------------------------------------------
 NUMBER OF    7           SOLE VOTING POWER

   SHARES                 0
              ----------- -----------------------------------------------------
BENEFICIALLY  8           SHARED VOTING POWER

   OWNED                  5,048,000
              ----------- -----------------------------------------------------
  BY EACH     9           SOLE DISPOSITIVE POWER

 REPORTING                0
              ----------- -----------------------------------------------------
  PERSON      10          SHARED DISPOSITIVE POWER

   WITH                   5,048,000
------------- ----------- -----------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,048,000
------------- -----------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES |_|
------------- -----------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

              9.4%
------------- -----------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
------------- -----------------------------------------------------------------

----------------------------                        ----------------------------
CUSIP No.  693320202            SCHEDULE 13D        Page 4 of 6 Pages
----------------------------                        ----------------------------

The Schedule 13D filed on March 22, 2007 by Pennant Capital Management, LLC, a Delaware limited liability company ("Pennant Capital") and Alan Fournier, a United States citizen ("Fournier") (collectively, the "Reporting Persons") with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock"), of PHH Corp., a Maryland corporation (the "Issuer"), as amended by Amendment Nos. 1, 2 and 3 to the Schedule 13D, is hereby amended as set forth herein by this Amendment No. 4 to the Schedule 13D.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

     Funds for the purchase of the shares of Common Stock reported herein to be held by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. were derived from their respective general working capital and margin account borrowings made in the ordinary course of business. A total of approximately $144.5 million was paid to acquire the shares of Common Stock reported herein.

ITEM 4.       PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On August 10, 2007, Pennant Capital sent a letter to the Issuer's board of directors welcoming the additional information provided in the Issuer's second preliminary proxy dated August 6, 2007 (the "Amended Proxy"), which improved disclosures around each of the five issues Pennant Capital outlined in its letter dated June 20, 2007. It further stated that the new disclosures in the Amended Proxy strongly support Pennant Capital's rationale for continued public ownership and a business separation through a tax-free spin-off. The letter described how the Amended Proxy reveals that the board likely agreed to sell the mortgage business for after-tax proceeds of approximately $795 million, which represents 0.8x tangible book value, or 3.5x 2009 pre-tax earnings as projected by the Issuer's own management. The letter noted that this price is a substantial discount to its estimated liquidation value of approximately $997 million. Pennant Capital stated that it was encouraged by the Issuer's internal financial projections for each business segment, which were consistent with its own assessment of the Issuer's potential, and it reiterated its belief that the Issuer will be valued at around $60 per share in two years if the proposed sale can be prevented as detailed in its previous letters. In conclusion, the letter demanded that the Issuer make serious efforts into exploring a spin-off and present shareholders with an analysis that compares continued public ownership to the proposed sale. A copy of the letter is attached hereto as Exhibit C and is incorporated herein by reference.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a-b) Pennant Capital is the manager of each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd., and consequently has voting control and investment discretion over the securities held by each of Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. As of the date hereof, the Funds collectively hold 9.4% of the outstanding shares of Common Stock of the Issuer. Alan Fournier is the managing member of, and thereby controls, Pennant Capital. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person. In addition, each of Pennant Capital and Alan Fournier disclaims beneficial ownership of shares of Common Stock owned respectively by Offshore, Onshore, Qualified, Spinnaker, Windward LP and Windward Ltd. The percentages used herein are based upon the 53,680,315 shares of Common Stock reported to be outstanding as of July 16, 2007 by the Issuer in its Quarterly Report on Form 10-Q for the period ended June 30, 2007, filed with the Securities and Exchange Commission on August 8, 2007.

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CUSIP No.  693320202            SCHEDULE 13D        Page 5 of 6 Pages
----------------------------                        ----------------------------

     {c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Schedule 13D on August 3, 2007 is set forth in Appendix I hereto.


ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and restated as follows:

     The following documents are filed as appendices and exhibits:

Appendix I:   Transactions Effected Since August 3, 2007

Appendix II:  Joint Filing Agreement (previously filed)

Exhibit A:    Letter to the Board of Directors of PHH Corp dated April 30,
              2007 (previously filed)

Exhibit B:    Letter to the Board of Directors of PHH Corp dated June 20,
              2007 (previously filed)

Exhibit C:    Letter to the Board of Directors of PHH Corp dated August 10,
              2007

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CUSIP No.  693320202            SCHEDULE 13D        Page 6 of 6 Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 10, 2007

            PENNANT CAPITAL MANAGEMENT LLC

            By: /s/ Alan Fournier
                ------------------------------
                Alan Fournier, Managing Member



                /s/ Alan Fournier
                ------------------------------
                Alan Fournier